Exhibit (a)(5)(H)

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UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF MARYLAND

GARY MEYER, Individually and on Behalf of
All Others Similarly Situated,	Case No.:
46 Haven Street Reading, MA 01867

Plaintiff,	CLASS ACTION

v.
COMPLAINT FOR VIOLATION OF THE
MTGE INVESTMENT CORP.	SECURITIES EXCHANGE ACT OF 1934
12th Floor
Two Bethesda Metro Center
Bethesda, MD 20814	DEMAND FOR JURY TRIAL
Montgomery County, MD

GARY D. KAIN
12th Floor Two Bethesda Metro Center
Bethesda, MD 20814
Montgomery County, MD

JULIA L. CORONADO
12th Floor Two Bethesda Metro Center
Bethesda, MD 20814
Montgomery County, MD

ROBERT M. COUCH
12th Floor Two Bethesda Metro Center
Bethesda, MD 20814
Montgomery County, MD

RANDY E. DOBBS
12th Floor Two Bethesda Metro Center
Bethesda, MD 20814
Montgomery County, MD

Defendants.

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Plaintiff Gary Meyer (“Plaintiff”), on behalf of himself and all others similarly situated, by and through his attorneys, alleges the following upon information and belief, including investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a class action brought by Plaintiff on behalf of himself and all other similarly situated public shareholders of MTGE Investment Corp. (“MTGE” or the “Company”) against MTGE and the members of the Company’s board of directors (collectively referred to as the “Board” or the “Individual Defendants,” and, together with MTGE, the “Defendants”) for their violations of Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”), and to enjoin the expiration of the tender offer (the “Tender Offer”) on the proposed transaction (the “Proposed Transaction”), pursuant to which MTGE will be acquired by Annaly Capital Management, Inc. (“Annaly”) through its wholly owned subsidiary, Mountain Merger Sub Corporation (“Merger Sub”).

2. On May 2, 2018, MTGE and Annaly entered into a definitive agreement and plan of merger (the “Merger Agreement”) pursuant to which, Merger Sub will commence an exchange offer (the “Offer”) to purchase all of MTGE’s issued and outstanding shares of common stock for either: (i) $9.82 in cash and 0.9519 shares of Annaly common stock (the “Mixed Consideration Option”); (ii) $19.65 in cash (the “Cash Consideration Option”); or (iii) 1.9037 shares of Annaly common stock (the “Stock Consideration Option” and together with the other Options, the “Offer Price”).

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3. On May 16, 2018, in order to convince MTGE shareholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”) with the Securities and Exchange Commission (“SEC”). In particular, the 14D-9 contains materially incomplete and misleading information concerning: (i) the valuation analyses performed by the Special Committee’s financial advisor, Barclays Capital Inc. (“Barclays”), in support of its fairness opinion; and (ii) conflicts of interest faced by Barclays.

4. The Tender Offer is set to expire at 5:00 P.M., Eastern Time, on June 18, 2018 (the “Expiration Date”). It is imperative that the material information that has been omitted from the 14D-9 is disclosed to the Company’s shareholders in advance of the forthcoming Expiration Date so they can properly analyze the information and make an informed decision about whether to tender their shares.

5. For these reasons, and as set forth in detail herein, Plaintiff seeks to enjoy the Defendants from closing the Tender Offer or taking any steps to consummate the Proposed Transaction, unless and until the material information discussed below is disclosed to MTGE shareholders, or in the event the Proposed Transaction is consummated, to recover damages resulting from Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

6. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

7. This Court has jurisdiction over the Defendants because each Defendant is either a

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corporation that is incorporated in, conducts business in, and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. MTGE is incorporated in Maryland and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

PARTIES

9. Plaintiff is, and has been at all times relevant hereto, a common shareholder of MTGE.

10. Defendant MTGE is a Maryland corporation with its principal executive offices located at 2 Bethesda Metro Center, 12th Floor, Bethesda, MD 20814. MTGE is a hybrid mortgage real estate investment trust (“REIT”) that invests in agency mortgage-backed securities, non-agency mortgage investments and other real estate-related assets, including skilled nursing and senior living facilities operated by third parties. MTGE common stock is traded on the NASDAQ under the ticker symbol “MTGE”.

11. Individual Defendant Gary D. Kain has served as a Director and Chief Executive Officer since March 2016 and as President and Chief Investment Officer since March 2011.

12. Individual Defendant Julia L. Coronado is, and has been at all relevant times, a director of MTGE.

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13. Individual Defendant Robert M. Couch is, and has been at all relevant times, a director of MTGE.

14. Individual Defendant Randy E. Dobbs is, and has been at all relevant times, a director of MTGE.

15. The parties in paragraphs 10 through 14 are collectively referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other public shareholders of MTGE (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

17. This action is properly maintainable as a class action because:

(a)	the Class is so numerous that joinder of all members is impracticable. As of May 14, 2018, there were 45,836,094 shares of MTGE common stock outstanding, held by hundreds to thousands of individuals and entities scattered throughout the country. The actual number of public shareholders of MTGE will be ascertained through discovery;

(b)	there are questions of law and fact that are common to the Class that predominate over any questions affecting only individual members, including the following:

i.	whether Defendants have misrepresented or omitted material information concerning the Proposed Transaction in the 14D-9, in violation of Sections 14(d)(4) and 14(e) of the Exchange Act;

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ii.	whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

iii.	whether Plaintiff and other members of the Class will suffer irreparable harm if compelled to tender their shares based on the materially incomplete and misleading 14D-9.

(c)	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

(d)	Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e)	the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

(f)	Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole; and

(g)	a class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

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SUBSTANTIVE ALLEGATIONS

I.	Company Background and the Proposed Transaction

18. MTGE, formerly American Capital Mortgage Investment Corp., incorporated on March 15, 2011, is a REIT that invests in, finances, and manages a leveraged portfolio of real estate-related investments, which include agency residential mortgage-backed securities (RMBS), non-agency securities, other mortgage-related investments, and other real estate investments. Agency RMBS includes residential mortgage pass-through certificates and collateralized mortgage obligations (CMOs) structured from residential mortgage pass-through certificates for which the principal and interest payments are guaranteed by a government-sponsored enterprise (GSE), such as Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac), or by a United States Government agency, such as Government National Mortgage Association (Ginnie Mae). Non-agency securities include securities backed by residential mortgages that are not guaranteed by a GSE or the United States Government agency, and credit risk transfer securities (CRT).

19. Annaly, incorporated on November 25, 1996, is a mortgage REIT that owns a portfolio of real estate related investments. The Company’s investment groups primarily consist of Agency, which invests primarily in various types of Agency mortgage-backed securities and related derivatives to hedge these investments; Residential credit, which invests primarily in non-Agency mortgage-backed assets within securitized products and residential mortgage loan markets; Commercial real estate, which originates and invests in commercial mortgage loans, securities, and other commercial real estate investments; and Middle market, which provides customized debt financing to middle-market businesses. Its business operations primarily consist of Annaly Commercial Real Estate Group, Inc. (ACREG), which is its subsidiary that specializes in originating or acquiring, financing and managing commercial loans and other commercial real estate debt, commercial mortgage-backed securities and other commercial real estate-related debt investments; Annaly Middle Market Lending LLC (MML), and RCap Securities, Inc. (RCap), which is its subsidiary that operates as a broker-dealer.

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20. On May 2, 2018, MTGE and Annaly issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

Annaly Capital Management, Inc. to Acquire MTGE Investment Corp. for $900 million

•	Strategic Transaction is Mutually Beneficial to Shareholders of Both Companies

•	Enhances the Scale and Diversification of Annaly’s Unrivaled Investment Platform

•	Accretive to Annaly’s Core Earnings Per Share of Common Stock and Aligns with Annaly’s Current Risk Profile and Capital Allocation Strategy

•	Provides Immediate and Tangible Cost Savings to Shareholders

•	Increased Equity Base and Access to Capital Supports Continued Growth

•	Reinforces Annaly’s Stature as a Market Leader and Industry Consolidator

•	MTGE Shareholders to Have a Cash / Stock Election with Aggregate Transaction Consideration to Consist of Approximately 50% Annaly Shares and Approximately 50% Cash

•	Transaction Expected To Close During the Third Quarter of 2018 May 02, 2018 04:41 PM Eastern Daylight Time

NEW YORK & BETHESDA, Md.—(BUSINESS WIRE)—Annaly Capital Management, Inc. (“Annaly”) (NYSE:NLY) and MTGE Investment Corp. (“MTGE”) (Nasdaq:MTGE) today announced the signing of a definitive merger agreement under which Annaly will acquire MTGE for consideration to be paid in cash and shares of Annaly common stock, which values MTGE at $19.65 per share of MTGE common stock based upon the closing price of Annaly common stock on April 30, 2018. The value of the consideration represents a premium of approximately 12% to the 60-day volume-weighted average price of MTGE common stock ending on April 30, 2018.

Subject to the terms and conditions of the merger agreement, a wholly-owned subsidiary of Annaly will commence an exchange offer to acquire all outstanding shares of MTGE common stock. For each share of MTGE common stock validly tendered in the exchange offer or converted pursuant to the second-step merger described below, MTGE shareholders may elect to receive: (a) $9.82 in cash and 0.9519 shares of Annaly common stock; (b) $19.65 in cash (the “Cash Consideration Option”); or (c) 1.9037 shares of Annaly common stock (the “Stock Consideration Option”). MTGE shareholders who elect the Cash Consideration Option or Stock Consideration Option will be subject to proration, in each of the exchange offer and the subsequent second step merger, so that the aggregate consideration will consist of approximately 50% of Annaly’s common stock and approximately 50% in cash. In addition to the above consideration, Annaly would assume the existing notional $55 million in MTGE 8.125% Series A cumulative redeemable preferred stock.

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The transactions contemplated by the merger agreement, including the exchange offer and the merger, have been approved by the Board of Directors of Annaly and approved by the Board of Directors of MTGE upon the recommendation of the Special Committee of the MTGE Board of Directors, which is comprised entirely of independent directors (the “MTGE Special Committee”).

“This transaction is another milestone in Annaly’s successful history as a disciplined, market leading consolidator,” commented Kevin Keyes, Chairman, CEO and President of Annaly. “The acquisition of MTGE adds complementary assets across three of our four businesses, deepens the breadth of our investment alternatives, is accretive to earnings and provides immediate cost savings and efficiencies to shareholders. This strategic acquisition further enhances our capital base to support continued growth of our investment platforms and creates tremendous value for both of our companies’ shareholders. This marks our third transformative acquisition and solidifies Annaly’s position as the market leader in our industry.”

Randy Dobbs, Chairman and Lead Independent Director of MTGE, said: “We are excited to have reached an agreement with Annaly for the sale of our company and expect that our shareholders will benefit from the increased diversification, scale and liquidity of the Annaly platform.”

Transaction Highlights

•	Enhances the scale, liquidity and access to capital of Annaly’s platform: A pro- forma equity base of over $14 billion supports the continued growth of all investment businesses

•	Increases investment diversification and optionality: MTGE’s portfolio, which consists of agency and non-Agency residential mortgage backed securities and investments in triple net-leased healthcare real estate, is complementary to Annaly’s existing businesses and expands the number of investment options to 37, furthering Annaly’s ability to pivot as market dynamics change. Pro forma for the transaction, Annaly will have 27% of its capital allocated to credit assets

•	Accretive to earnings: Transaction is expected to be accretive to Annaly’s core earnings per share in 2018 and is aligned with Annaly’s current risk profile and capital allocation strategy

•	Enables MTGE shareholders to benefit from a more efficient operating platform: Through ownership of Annaly common stock received in conjunction with the transaction, MTGE’s shareholders will benefit from significant and tangible cost efficiencies generated by Annaly’s scalable operating model as well as participate in upside of shares of Annaly stock

•	Reinforces Annaly’s stature as industry leader: Acquisition of MTGE further reinforces Annaly as the largest and most liquid diversified mortgage REIT in the world and would represent Annaly’s 3rd successful acquisition since 2013, with a combined value of approximately $3.3 billion

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•	Provides a meaningful premium to MTGE’s common stock price: The value of the consideration represents a premium of approximately 12% to the 60-day volume- weighted average price of MTGE’s common stock ending on April 30, 2018 based upon the closing price of Annaly common stock on April 30, 2018

•	MTGE shareholders may elect between cash and stock consideration or a combination of both: MTGE shareholders will have an ability to elect between cash and stock consideration (or a combination of both cash and stock consideration), subject to proration rules such that the aggregate transaction consideration will consist of approximately 50% of Annaly’s common stock and approximately 50% in cash

Prior to closing, each of Annaly and MTGE will declare for their respective shareholders a pro rata common dividend based on its last regular quarterly dividend declared prior to closing and the number of days elapsed since the record date for the most recent quarterly dividend, as of the day immediately prior to the closing date.

The exchange offer is subject to customary closing conditions, including the tender for exchange of a majority of all then outstanding shares of MTGE common stock when added to any shares of MTGE common shares owned by Annaly and its wholly-owned subsidiary. Following completion of the exchange offer, the parties will promptly effect a second-step merger without the approval of MTGE shareholders under Maryland law pursuant to which all remaining shares of MTGE common stock not tendered in the exchange offer will be converted into the right to receive the same consideration as in the exchange offer, with the same election options and subject to the same proration rules. The transaction is expected to close during the third quarter of 2018.

Wells Fargo Securities, LLC and Sandler O’Neill + Partners, L.P. served as financial advisors to Annaly, and Wachtell, Lipton, Rosen & Katz served as legal counsel to Annaly. Barclays Capital Inc. served as financial advisor to the MTGE Special Committee, and Cooley LLP served as legal counsel to the MTGE Special Committee.

Conference Call

Annaly will hold a conference call on May 3, 2018 at 10:00 A.M. Eastern Time to discuss this transaction and Annaly’s quarterly earnings. The number to call is 888- 317-6003 for domestic calls and 412-317-6061 for international calls. The conference passcode is 5191574. There will also be an audio webcast of the call on www.annaly.com. If you would like to be added to the e-mail distribution list, please visit www.annaly.com, click on Investor Relations, then select Email Alerts and complete the email notification form.

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About Annaly

Annaly is a leading diversified capital manager that invests in and finances residential and commercial assets. Annaly’s principal business objective is to generate net income for distribution to its shareholders and to preserve capital through prudent selection of investments and continuous management of its portfolio. Annaly has elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes. Annaly is externally managed by Annaly Management Company LLC. Additional information about Annaly can be found at www.annaly.com.

About MTGE Investment Corp.

MTGE Investment Corp. is a real estate investment trust that invests in and manages a leveraged portfolio of agency mortgage investments, non-agency mortgage investments and other real estate-related investments. The company is externally managed and advised by MTGE Management, LLC, an affiliate of AGNC Investment Corp. (Nasdaq: AGNC). For further information, please refer to www.mtge.com.

II.	The Materially Incomplete and Misleading 14D-9

21. On May 16, 2018, the Defendants filed a materially incomplete and misleading 14D-9 with the SEC and disseminated it to MTGE’s shareholders. The 14D-9 solicits the Company’s shareholders to tender their shares in connection with the Tender Offer. Defendants were obligated to carefully review the 14D-9 before it was filed with the SEC and disseminated to the Company’s shareholders to ensure that it did not contain any material misrepresentations or omissions. However, the 14D-9 misrepresents or omits material information that is necessary for the Company’s shareholders to make an informed decision about whether to tender their shares in connection with the Tender Offer.

22. First, the 14D-9 describes Barclays’ fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Barclays’ fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, MTGE’s public shareholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares. This omitted information, if disclosed, would significantly alter the total mix of information available to MTGE’s shareholders.

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23. With respect to Barclays’ Dividend Discount Analysis of MTGE, the 14D-9 fails to disclose the following key components used in the analysis: (i) the dividend yields of selected comparable companies, resulting in a selected discount rate range of 10.0% to 12.0%; (ii) the inputs and assumptions underlying the capital asset pricing model, resulting in a selected discount rate range of 8.0% to 9.5%; (iii) the projected quarterly dividends for MTGE from 2Q2018 through 4Q2020; (iv) projected tangible book value in 4Q2020; and (v) the actual terminal values calculated.

24. With respect to Barclays’ Dividend Discount Analysis of Annaly, the 14D-9 fails to disclose the following key components used in the analysis: (i) the dividend yields of selected comparable companies, resulting in a selected discount rate range of 10.0% to 11.5%; (ii) the inputs and assumptions underlying the capital asset pricing model, resulting in a selected discount rate range of 6.0% to 8.0%; (iii) which “Annaly Projections” the discount rates were applied to; (iv) the value range of 0.90x to 1.00x to quarter-6 tangible book value; (v) the projected tangible book value in 4Q2020; and (vi) the actual terminal values calculated.

25. These key inputs are material to MTGE’s common shareholders, and their omission renders the summary of Barclays’ Dividend Discount Analyses materially incomplete and misleading.

26. With respect to Barclays’ Selected Comparable Company Analysis, the 14D-9 fails to disclose the individual multiples Barclays’ calculated for each public company evaluated and utilized to render an implied share price range.

27. Similarly, with respect to Barclays’ Selected Precedent Transactions Analysis, the 14D-9 fails to disclose the individual multiples Barclays’ calculated for each transaction evaluated and utilized to render an implied share price range.

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28. With respect to Barclays’ Selected Comparable Company Analysis and Selected Precedent Transactions Analysis, the omission of the individual multiples renders the summary of these analyses and the corresponding implied share price ranges materially misleading. A fair summary of theses analyses requires the disclosure of the individual multiples for each company and transaction; merely providing the range that a banker applied is insufficient, as MTGE shareholders are unable to assess whether the banker applied appropriate multiples, or, instead, applied unreasonably low multiples in order to drive down the implied share price ranges.

29. Finally, the 14D-9 misleadingly states the nature of the conflict of interest exists faced by Barclays. This information is material to MTGE shareholders. It is imperative for shareholders to be able to understand what factors might influence the financial advisor’s analytical efforts. A financial advisor’s own proprietary financial interest in a proposed transaction must be carefully considered when assessing how much credence to give its analysis. A reasonable shareholder would want to know what important economic motivations that the advisor, employed by a board to assess the fairness of the merger to the shareholders, might have. This is especially true when that motivation could rationally lead the advisor to favor a deal at a less than optimal price, because the procession of a deal was more important to them—given their overall economic interest—than only approving a deal at truly fair price to shareholders.

30. On page 31 the 14D-9 states:

Barclays has performed various investment banking services for MTGE and Annaly in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, in the past two years, Barclays has not performed any investment banking and financial services for MTGE or Annaly for which it has earned investment banking fees.”

However, on January 3, 2018, Annaly Capital Management, Inc. entered into a Distribution

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Agency Agreement with Barclays. Accordingly, the above statement either misstates or omits this information and misleads MTGE shareholders as to the nature of Barlcays relationship with Annaly and the conflict of interest Baclays faced. Such information is material to MTGE shareholders, so that they can determine how much credence, if any, to afford Barclay’s fairness opinion when deciding whether to tender their shares.

31. In sum, the omission of the above-referenced information renders the 14D-9 materially incomplete and misleading, in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision regarding whether to tender their shares in the Tender Offer, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violation of Section 14(e) of the Exchange Act)

32. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

33. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…” 15 U.S.C. §78n(e).

34. Defendants violated § 14(e) of the Exchange Act by issuing the 14D-9 in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the tender offer commenced in conjunction with the Proposed

Transaction. Defendants knew or recklessly disregarded that the 14D-9 failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

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35. The 14D-9 was prepared, reviewed, and/or disseminated by Defendants. It misrepresented and/or omitted material facts concerning the valuation analyses performed by the Barclays in support of its fairness opinion and the conflicts of interest faced by Barclays.

36. In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(e). The Individual Defendants were therefore reckless, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the 14D-9, but nonetheless failed to obtain and disclose such information to shareholders although they could have done so without extraordinary effort.

37. The omissions and incomplete and misleading statements in the 14D-9 are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the 14D-9 as altering the “total mix” of information made available to shareholders.

38. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D-9 materially incomplete and therefore misleading.

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39. The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

(Against all Defendants for Violations of Section 14(d)(4) of the Exchange Act

and SEC Rule 14d-9, 17 C.F.R. § 240.14d-9)

40. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

41. Defendants have caused the 14D-9 to be issued with the intention of soliciting shareholder support of the Proposed Transaction.

42. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides that:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

43. SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides that:

Information required in solicitation or recommendation. Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof.

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44. In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a Company’s directors to:

Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

45. The 14D-9 violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omissions render the 14D-9 false and/or misleading. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D-9 materially incomplete and therefore misleading.

46. The misrepresentations and omissions in the 14D-9 are material to Plaintiffs, and Plaintiffs will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

47. The misrepresentations and omissions in the 14D-9 are material to Plaintiffs, and Plaintiffs will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT III

(Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act)

48. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

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49. The Individual Defendants acted as controlling persons of MTGE within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of MTGE, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the 14D-9, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

50. Each of the Individual Defendants was provided with or had unlimited access to copies of the 14D-9 by Plaintiff to be misleading prior to the date the 14D-9 was issued, and had the ability to prevent the issuance of the false and misleading statements or cause the statements to be corrected.

51. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The 14D-9 at issue contains the unanimous recommendation of each of the Individual Defendants that shareholders tender their shares in the Tender Offer. They were thus directly involved in preparing this document.

52. In addition, as the 14D-9 sets forth, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the merger agreement. The 14D-9 purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

53. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

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54. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e) and 14(d)(4) and Rule 14d-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff and the Class will be irreparably harmed.

55. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and his counsel as Class Counsel;

B. Enjoining Defendants and all persons acting in concert with them from closing the Tender Offer or consummating the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the 14D-9;

C. Directing the Defendants to account to Plaintiff and the Class for all damages sustained as a result of their wrongdoing;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Case 8:18-cv-01576-PJM Document 1 Filed 05/31/18 Page 20 of 20

Dated: May 31, 2018
Respectfully submitted,

OF COUNSEL	LEVI & KORSINSKY LLP
MONTEVERDE & ASSOCIATES PC	/s/ Donald J. Enright
Juan E. Monteverde	Donald J. Enright
Miles D. Schreiner	1101 30th Street, N.W., Suite 115
The Empire State Building	Washington, D.C. 20007
350 Fifth Avenue, Suite 4405	Telephone: (202) 524-4290
New York, NY 10118	Facsimile: (202) 333-2121
Tel: (212) 971-1341	Email: denright@zlk.com
Fax: (212) 202-7880
Email: jmonteverde@monteverdelaw.com	Attorneys for Plaintiff
mschreiner@monteverdelaw.com
Attorneys for Plaintiff